Exhibit 99.1

KIMBER RESOURCES INC.

Consolidated Financial Statements
(Unaudited)
(Canadian dollars)

Three and Six Months Ended December 31, 2010 and 2009

(An exploration stage company)

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Balance Sheets
(Unaudited)
(Canadian dollars)

	December 31, 2010	June 30, 2010

ASSETS
Current assets:
Cash and cash equivalents	$13,734,513	$4,560,493
Amounts receivable (note 4)	549,848	355,471
Prepaid expenses	75,964	130,953
	14,360,325	5,046,917

Equipment (note 5)	514,447	497,960

Unproven mineral right interests (Schedule and note 3)	43,992,497	42,647,361
	$58,867,269	$48,192,238

LIABILITIES

Current liabilities:
Accounts payable	$449,814	$348,627
Accrued liabilities	170,000	193,000
	619,814	541,627

SHAREHOLDERS’ EQUITY

Share capital (note 7)
Authorized: Unlimited number of common shares without par value Issued and outstanding: 77,148,086 common shares (June 30, 2010; 68,010,586 common shares)	74,519,476	63,556,255
Contributed surplus	4,980,834	4,089,747

Deficit, accumulated during the exploration stage	(21,252,855)	(19,995,391)
	58,247,455	47,650,611
	$58,867,269	$48,192,238

Nature of operations (note 1)
Commitments and contingencies (note 11)

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Canadian dollars)

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Six Months Ended December 31, 2010	Six Months Ended December 31, 2009

Expenses:
Amortization of equipment	$4,088	$5,883	$8,502	$12,748
Foreign exchange loss (gain)	39,626	1,351	52,417	(7,656)
General exploration	3,223	-	33,576	-
Interest and bank charges	468	656	1,957	1,617
Investor relations and shareholder communications	62,374	23,849	76,421	37,774
Legal, audit and consulting	115,999	113,548	254,805	250,538
Office, insurance and miscellaneous	69,431	70,575	125,801	126,683
Rent	51,198	50,020	102,337	99,771
Salaries and benefits	244,043	225,501	526,655	464,032
Transfer and filing fees	37,910	34,614	73,876	66,857
Travel and accommodation	11,169	16,285	18,123	31,287
	639,529	542,282	1,274,470	1,083,651

Loss before other items	(639,529)	(542,282)	(1,274,470)	(1,083,651)

Other items:
Investment income	3,415	979	5,503	3,883
Other income	-	-	11,503	-

Net loss and comprehensive loss for the period	$(636,114)	$(541,303)	$(1,257,464)	$(1,079,768)

Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding, basic and diluted	70,214,037	62,088,142	69,112,312	62,087,381

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Canadian dollars)

	Number of shares	Common shares	Contributed surplus	Deficit during the exploration stage	Shareholders’ equity

Balance at June 30, 2009	62,086,620	$56,753,646	$4,031,196	$(15,868,777)	$44,916,065
Net loss for the year	-	-	-	(1,079,768)	(1,079,768)
Stock-based compensation	-	-	96,813	-	96,813
Shares issued on exercise of stock options	3,333	2,166	-	-	2,166
Transfer from contributed surplus on exercise of options	-	716	(716)	-	-
Balance at December 31, 2009	62,089,953	56,756,528	4,127,293	(16,948,545)	43,935,276

Balance at June 30, 2010	68,010,586	$63,556,255	$4,089,747	$(19,995,391)	$47,650,611
Net loss for the period	-	-	-	(1,257,464)	(1,257,464)
Shares and warrants issued on public offering (Note 7(a))	9,085,000	12,059,405	805,675	-	12,865,080
Share issue costs (Note 7(a))		(1,146,641)	(62,716)		(1,209,357)
Stock-based compensation	-	-	164,460	-	164,460
Shares issued on exercise of stock options	52,500	34,125	-	-	34,125
Transfer from contributed surplus on exercise of options	-	16,332	(16,332)	-	-
Balance at December 31, 2010	77,148,086	$74,519,476	$4,980,834	$(21,252,855)	$58,247,455

See notes to the unaudited interim consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)
(Canadian dollars)

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Six Months Ended December 31, 2010	Six Months Ended December 31, 2009

Cash (used for) provided by :
Operating Activities
Net loss for the period	$(636,114)	$(541,303)	$(1,257,464)	$(1,079,768)
Items not involving cash :
Amortization of equipment	4,088	5,883	8,502	12,748
Stock-based compensation	74,359	43,886	164,460	96,813
Gain on disposal of equipment	-	-	(11,503)	-
Net changes in non-cash working capital items
Amounts receivable	(29,051)	(16,677)	(40,525)	(18,173)
Prepaid expenses	53,979	60,936	60,195	75,278
Accounts payable and accrued liabilities	34,054	7,212	15,860	75,207
	(498,685)	(440,063)	(1,060,475)	(837,895)
Investing Activities
Purchase of equipment	(18,659)	(328)	(69,999)	(328)
Proceeds on disposal of equipment	-	-	12,613	-
Unproven mineral right interests	(753,219)	(672,902)	(1,576,358)	(1,398,460)
	(771,878)	(673,230)	(1,633,744)	(1,398,788)

Financing Activities
Common shares issued for cash upon exercise of stock options	34,125	-	34,125	-
Common shares issued for cash upon public offering	12,719,000	2,166	12,719,000	2,166
Share issuance costs	(884,886)	-	(884,886)	-
	11,868,239	2,166	11,868,239	2,166

Increase / (decrease) in cash and cash equivalents during the period	10,597,676	(1,111,127)	9,174,020	(2,234,517)

Cash and cash equivalents - beginning of period	3,136,837	2,332,186	4,560,493	3,455,576

Cash and cash equivalents - end of period	$13,734,513	$1,221,059	$13,734,513	$1,221,059

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)
(Canadian dollars)

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Six Months Ended December 31, 2010	Six Months Ended December 31, 2009

Supplementary financial information

Non-cash investing and financing activities:
Amounts receivable for unproven mineral rights interests	$(61,440)	$(41,954)	$(153,852)	$(35,825)
Accounts payable for unproven mineral rights interests	74,902	(14,894)	(116,065)	13,915
Amortization capitalized to unproven mineral right interests	22,589	26,862	43,894	53,676
Transfer of contributed surplus upon exercise of stock options	16,332	716	16,332	716
Share issue costs included in accounts payable	178,391	-	178,391	-

Cash and cash equivalents are comprised of:
Cash	$1,187,563	$1,221,059	$1,187,563	$1,221,059
Treasury Bills	11,548,990	-	11,548,990	-
Treasury Bills US$	997,960	-	997,960	-
	$13,734,513	$1,221,059	$13,734,513	$1,221,059

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2010
(Unaudited)
(Canadian dollars)

1.	Nature of Operations

Kimber Resources Inc. (“Kimber” or the “Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico. At the date of these consolidated financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of unproven mineral right interests represents cumulative expenditures incurred to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

Although Kimber has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee Kimber’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kimber does not generate cash flow from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $21,252,855 (June 30 2010; $19,995,391) and a net loss of $1,257,464 (2009; $1,079,768) for the six months ended December 30, 2010. These factors raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet. On December 23, 2010 Kimber announced that it had closed a $12,719,000 offering consisting of 9,085,000 units that were issued at a price of $1.40 per unit. See note 7(a)).

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)	Basis of presentation

The unaudited consolidated financial statements include the accounts of Kimber, and its wholly owned subsidiaries, Minera Monterde S. de R.L de C.V., Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

These unaudited consolidated financial statements have been prepared by Kimber in accordance with Canadian generally accepted accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited consolidated financial statements and accompanying notes. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2010
(Unaudited)
(Canadian dollars)

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)	Basis of presentation (continued)

These unaudited consolidated financial statements should be read in conjunction with Kimber’s annual audited consolidated financial statements and accompanying notes for the years ended June 30, 2010 and 2009 as these unaudited consolidated financial statements do not contain all the disclosures required by Canadian GAAP for annual financial statements.

These unaudited consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual audited consolidated financial statements, but are not necessarily indicative of the results to be expected for a full year.

b)	Adoption of new accounting standards

Effective July 1, 2010, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. The new handbook sections establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. Kimber has adopted these standards effective July 1, 2010. There has been no impact on Kimber’s consolidated financial statements on adoption of these standards.

c)	Recent accounting pronouncements

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting, and disclosure controls and procedures.

3.	Unproven Mineral Right Interests

Kimber’s unproven mineral right interests relate to mineral rights for the Monterde property located in the State of Chihuahua, Mexico.

Kimber holds mineral rights to the Pericones and Setago properties in State of Estado de Mexico, Mexico and the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2010
(Unaudited)
(Canadian dollars)

3.	Unproven Mineral Right Interests (continued)

During the six month period ended December 31, 2010 Kimber capitalized $1,345,136 of costs to unproven mineral right interests (six months to December 31, 2009 - $1,430,255).

A Consolidated Schedule of Unproven Mineral Right Interests as at December 31, 2010 and for the six months ended December 31, 2010, is included at the end of the Notes to the Consolidated Financial Statements.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 35 mineral concessions totalling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions
Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,477,043 (US$1,129,900).

El Coronel concessions
Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000).

Staked concessions
Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi-annual taxes.

4.	Amounts Receivable

Amounts receivable at December 31, 2010 are comprised primarily of an IVA tax refundable from the Government of Mexico. The IVA Tax is 16% of expenditures in Mexico. Kimber has been experiencing significant delay in obtaining IVA refunds. As at December 31, 2010, IVA of $104,626 (June 30, 2010; $19,656) has been outstanding for more than one year. All other amounts receivable are aged within one year.

	December 31, 2010	June 30, 2010

IVA tax receivable	$481,290	$328,203
HST receivable	61,413	20,888
Other receivables	7,145	6,380
	$549,848	$355,471

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2010
(Unaudited)
(Canadian dollars)

5.	Equipment

	December 31, 2010
	Cost	Accumulated Amortization	Net book value
Camp and equipment	$530,197	$223,728	$306,469
Camp vehicles	242,088	138,802	103,286
Computer equipment	185,293	119,983	65,310
Computer software	71,178	67,846	3,332
Office fixtures and equipment	79,241	43,191	36,050
	$1,107,997	$593,550	$514,447

	June 30, 2010
	Cost	Accumulated Amortization	Net book value

Camp and equipment	$511,382	$203,205	$308,177
Camp vehicles	222,726	148,998	73,728
Computer equipment	181,117	108,187	72,930
Computer software	70,178	66,486	3,692
Office fixtures and equipment	79,241	39,808	39,433
	$1,064,644	$566,684	$497,960

6.	Segmented Information

Kimber operates in one operating segment which is mineral exploration.

	December 31, 2010	June 30, 2010
Assets by geographic segment, at cost
Canada
Current	$13,779,270	$4,638,504
Equipment	55,299	61,346
	13,834,569	4,699,850
Mexico
Current	581,055	408,413
Equipment	459,148	436,614
Unproven mineral right interests	43,992,497	42,647,361
	45,032,700	43,492,388

	$58,867,269	$48,192,238

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2010
(Unaudited)
(Canadian dollars)

7.	Share Capital

a)	Shares

On December 23, 2010 Kimber announced that it had closed a $12,719,000 offering consisting of 9,085,000 units that were issued at a price of $1.40 per unit. Each unit consisted of one common share of Kimber and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.80. Kimber allocated $805,675 to contributed surplus for the relative value of the warrants which were issued as part of the offering. The value of the warrants was calculated using the Black-Scholes model with the following assumptions, risk free interest rate 1.70%, expected share price volatility 35%, expected life of warrant 2 years.

The underwriters received a cash commission of 6.5% of the gross proceeds raised through the offering, except with respect to the sale of 715,000 units to certain purchasers introduced by Kimber (“President’s List”) in which a cash commission of 4% was paid to the underwriters. The underwriters also received warrants equal to 6.5% of the units issued through the offering, excluding units deemed as part of the President’s List, for a total of 544,050 underwriter warrants issued. Each underwriter warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.40. Total share issue costs of $1,209,357 were incurred related to the offering, which includes the commissions of $801,710, the fair value of the underwriter warrants of $146,081, and other issue costs of $261,566. The value of the underwriter warrants was calculated using the Black-Scholes model with the following assumptions, risk free interest rate 1.70%, expected share price volatility 35%, expected life of warrant 2 years. The issue costs of $1,146,641 and $62,716 were allocated to share capital and contributed surplus, respectively.

b)	Warrants

The continuity of warrants for the six months ended December 31, 2010 and the year ended June 30, 2010 is as follows:

	# of Warrants	Exercise Price	Expiry Date
Balance – June 30, 2009	6,000,000	$1.43
Expired	(1,692,667)	$1.25
Exercised for shares	(2,307,333)	$1.25
Balance – June 30, 2010	2,000,000	$1.80	September 24, 2011
Issued – Warrants with the units on public offering	4,542,500	$1.80	December 23, 2012
Issued – Underwriter warrants on public offering	544,050	$1.40	December 23, 2012
Expired	(2,541)	$1.80	September 24, 2010
Balance – December 31, 2010	7,084,009	$1.77

On September 13, 2010 Kimber announced that the expiry date of 1,997,459 warrants with an exercise price of $1.80 per share had been extended from September 24, 2010 to September 24, 2011. The accounting impact of this extension was not material.

On December 23, 2010 Kimber issued 4,542,500 warrants with an exercise price of $1.80 and 544,050 broker warrants with an exercise price of $1.40 in connection with the public offering detailed in note 7(a). These warrants have an expiry date of December 23, 2012.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2010
(Unaudited)
(Canadian dollars)

7.	Share Capital (continued)

c)	Stock Options

Kimber’s 2007 Stock Option Plan allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan. The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 of their number on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

Summary of stock option activity:

	Six Months ended December 31, 2010		Year ended June 30, 2010
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of period	4,705,715	$ 1.09	4,022,000	$ 1.16
Granted	-	-	1,137,500	$ 1.15
Exercised	(52,500)	$ 0.65	(3,333)	$ 0.65
Forfeited	(70,000)	$ 0.79	(70,452)	$ 0.83
Expired	(210,000)	$ 1.61	(380,000)	$ 2.12
Balance, end of period	4,373,215	$ 1.07	4,705,715	$ 1.09

Stock options outstanding and exercisable at December 31, 2010 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$
2.40	150,000	150,000	July 2011
2.59	100,000	100,000	November 2011
2.67	50,000	50,000	December 2011
1.95	400,000	400,000	April 2012
0.85	52,000	52,000	September 2012
0.86	400,000	400,000	September 2012
0.78	400,000	400,000	November 2012
0.79	500,000	500,000	February 2013
0.65	1,203,715	1,203,715	January 2014
1.15	1,117,500	681,667	February 2015
	4,373,215	3,937,382
Weighted average exercise price	$1.07	$1.07

Stock options outstanding at December 31, 2010 include 95,000 performance options which were granted on February 10, 2010 with an exercise price of $1.15. These options were not exercisable as at December 31, 2010.

The weighted average remaining contractual life of the options is 2.67 years. (June 30, 2010; 3.06 years)

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2010
(Unaudited)
(Canadian dollars)

8.	Capital management

The capital structure of Kimber consists of equity attributable to common shareholders comprising issued capital, contributed surplus and deficit. Total capital as at December 31, 2010 was $58,247,455 (June 30, 2010; $47,650,611). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to ensure there are adequate capital resources to safeguard Kimber’s ability to continue as a going concern, maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

9.	Fair value of financial instruments

Kimber has designated its cash and cash equivalents as held for trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework.

(a) Fair value

Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

The fair value hierarchy established by amended CICA Handbook Section 3862 – Financial Instruments –Disclosures establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth Kimber’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at December 31, 2010, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Total	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$ 13,734,513	$ 13,734,513

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2010
(Unaudited)
(Canadian dollars)

10.	Financial risk exposure and risk management

Kimber is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.

The types of risk exposures and the way in which such exposures are managed are as follows:

Concentration Risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. As at December 31, 2010, over 99% (June 30, 2010; 98%) of cash and cash equivalents were invested with one financial institution in cash and Canadian and U.S. Government Treasury Bills with maturities of less than 90 days.

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and amounts receivable. The maximum risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Amounts receivable consists primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable. As at December 31, 2010, Kimber is experiencing delays in obtaining these refunds and is in discussion with the tax authorities to remedy this situation, however, there is no indication at this time that the IVA amounts will not be collectible in full.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1 month	1-3 months	Total
At December 31, 2010
Accounts payable	$449,814	-	$449,814
Accrued liabilities	-	$170,000	$170,000

At June 30, 2010
Accounts payable	$348,627	-	$348,627
Accrued liabilities	-	$193,000	$193,000

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2010
(Unaudited)
(Canadian dollars)

10.	Financial risk exposure and risk management (continued)

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

The majority of Kimber’s monetary assets are held in Canadian and U.S. dollars. A 5% change in the US dollar or Mexican peso will affect Kimber as is indicated in the following table.

	December 31 2010	June 30 2010
Change in Loss
United States dollars	$55,598	$79,409
Mexican pesos	$20,070	$11,595

11.	Commitments and contingencies

Kimber leases its premises under an operating lease. The original expiry date of this lease was January 31, 2011. During the three months ended December 31, 2010 the lease was extended to December 31, 2011. Kimber is obligated to make basic rent payments under its operating lease in the fiscal year ended June 30, 2011 totalling $51,316 and $52,408 in the fiscal year ended June 30, 2012. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Amounts paid under this lease for the six months ended December 31, 2010, including Kimber’s share of operating costs and taxes were $46,198 (six months ended December 31, 2009; $45,020).

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Schedule of Unproven Mineral Right Interests (note 3)
(Unaudited)
(Canadian dollars)

	December 31, 2010	Expenditures during period	June 30, 2010
MEXICO
Monterde Property
Acquisition and taxes	$3,054,192	$43,283	$3,010,909
Exploration and Engineering
Amortization	678,943	43,894	635,049
Assays	3,857,733	56,847	3,800,886
Drilling	13,130,339	-	13,130,339
Engineering	2,863,174	197,112	2,666,062
Environmental study	1,332,616	2,049	1,330,567
Field, office	1,665,465	225,459	1,440,006
Geological, geophysical	7,635,316	487,833	7,147,483
Legal	801,242	46,064	755,178
Maps, reports, reproductions	1,177,957	45,705	1,132,252
Metallurgy	886,735	458	886,277
Road and drill site maintenance	2,043,115	288	2,042,827
Salary and wages	856,883	35,340	821,543
Scoping study	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301
Stakeholder costs	79,105	-	79,105
Supplies	2,120,919	112,190	2,008,729
Travel, accommodation	1,727,911	48,614	1,679,297
Third party recoveries	(9,931)	-	(9,931)
	40,938,305	1,301,853	39,636,452
Total unproven mineral right interests	$43,992,497	$1,345,136	$42,647,361